EXHIBIT 99(b)

                                                  NEWS RELEASE

Release Date:  Immediate                  Modine Manufacturing Company

Contact:  Gerald J. Sweda                 1500 DeKoven Avenue
                                          Racine, Wisconsin 53403-2552
Telephone:     (414) 636-1361


Modine board elects new director

     RACINE, Wis., Feb. 8, 1999 - The Modine Manufacturing Company (Nasdaq: MODI) Board of Directors has elected Marsha Williams to serve as a new director of the corporation, expanding the number of board members to ten.

     Since May 1998, Williams has been chief administrative officer for Crate & Barrel, a privately held specialty chain owned by the German company Otto Versand. Previously, she had been vice president & treasurer of Amoco Corporation and Carson Pirie Scott & Company, and vice president of The First National Bank of Chicago.

     Williams is a 1973 graduate of Wellesley College and earned an MBA in 1976 at the University of Chicago Graduate School of Business.

     Modine is a world leader at solving heating and cooling problems in vehicles, buildings, and off-highway and industrial equipment. Modine has annualized sales of more than $1 billion and has 8,800 employees worldwide.


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